UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of Ocean Rig UDW Inc. (the "Company") as of and for the six-month period ended June 30, 2013.

Attached hereto as Exhibit 101 to this Report on Form 6-K is the Interactive Data File relating to the following materials from this Report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2012 and June 30, 2013 (unaudited); (ii) Unaudited Interim Condensed Consolidated Statements of Operations for the six-month periods ended June 30, 2012 and 2013; (iii) Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/ (Loss) for the six-month periods ended June 30, 2012 and 2013; (iv) Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2012 and 2013; and (v) Notes to Unaudited Interim Condensed Consolidated Financial Statements.  Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the Securities and Exchange Commission, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under those sections.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-184450) filed with the Securities and Exchange Commission on October 16, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: August 8, 2013	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "Ocean Rig", the "Company" or "we" shall include Ocean Rig UDW Inc. and its subsidiaries and its consolidated variable interest entities.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in Company's Annual Report on Form 20-F (File No. 001-35298) for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission (the "Commission") on March 22, 2013 and our Registration Statement on Form F-3ASR, filed with the Commission on October 16, 2012. See also the discussion in the section entitled "Forward Looking Statements" below.

Unaudited Results of Operations
Six-months ended June 30, 2012 compared to the six-months ended June 30, 2013
Selected Financial Data

(Expressed in thousands of U.S. Dollars)
	Six-months ended June 30,		Change
	2012	2013	Amount	%
REVENUES:
Service revenues, net	$426,490	$506,279	$79,789	18.7%
	426,490	506,279	79,789	18.7%

EXPENSES:
Drilling rigs and drillships operating expenses	230,392	237,740	7,348	3.2%
Depreciation and amortization	111,486	108,967	(2,519)	(2.3)%
General and administrative expenses	39,928	46,068	6,140	15.4%
Gain on disposals	(43)	-	43	(100.0)%
Legal settlements and other, net	6,394	6,000	(394)	(6.2)%
Operating income	38,333	107,504	69,171	180.4%

OTHER INCOME/(EXPENSES):
Interest and finance costs	(57,152)	(64,819)	(7,667)	13.4%
Interest income	327	3,083	2,756	842.8%
(Loss)/gain on interest rate swaps	(10,940)	19,871	30,811	(281.6)%
Other, net	1,917	4,074	2,157	112.5%
Total other expenses, net	(65,848)	(37,791)	28,057	(42.6)%

INCOME/(LOSS) BEFORE INCOME TAXES	(27,515)	69,713	97,228	(353,4)%

Income taxes	(21,628)	(24,575)	(2,947)	13.6%
NET INCOME/(LOSS)	$(49,143)	$45,138	$94,281	(191.9)%

Revenues

Revenues from drilling contracts increased by $79.8 million, or 18.7%, to $506.3 million for the six-month period ended June 30, 2013, as compared to $426.5 million for the six-month period ended June 30, 2012. The increase is primarily attributable to the increase in operation days of the Ocean Rig Mykonos, the Ocean Rig Olympia and the Ocean Rig Corcovado within the period, as a result of the decrease in mobilization days due to the mobilization of the respective drillships to their drilling locations offshore Brazil in 2012, which contributed, in aggregate, $252.3 million of revenues during the six-month period ended June 30, 2013, as compared to $168.1 million during the same period in 2012. This increase was partly offset by the decreased revenues earned by the Ocean Rig Poseidon, which contributed $91.7 million in  revenues during the six-month period ended June 30, 2013, as compared to $114.1 million revenues during the same period in 2012. The Eirik Raude contributed  an additional $44.5 million in revenues during the six-month period ended June 30, 2013, as compared to the same period in 2012, which increase was offset by  decreased revenues earned by the Leiv Eiriksson, during the six month period ended June 30, 2013, amounting to $26.3 less than  the same period in 2012, due to  the Leiv Eiriksson's  mobilization and upgrade period. The maximum day rates for the contracts on which our drilling units were employed during the six-month period ended June 30, 2013, ranged approximately between $432,000 and $670,000 per day. The maximum day rates for the contracts on which our drilling units were employed during the six-month period ended June 30, 2012, ranged approximately between $449,000 and $648,000. Revenues for the six-month period ended June 30, 2012, include $24.6 million for loss of hire insurance recovery related to the Ocean Rig Corcovado.

Operating expenses

Operating expenses for drilling rigs and drillships increased by $7.3 million, or 3.2%, to $237.7 million for the six-month period ended June 30, 2013, compared to $230.4 million for the six-month period ended June 30, 2012. The increase in operating expenses was mainly due to the increase in the operation days of the Ocean Rig Mykonos, the Ocean Rig Olympia and the Ocean Rig Corcovado, resulting in operating expenses of $124.1 for the six-month period ended June 30, 2013, as compared to $96.9 million during the same period in 2012 due to the mobilization of the respective drillships to their drilling locations offshore Brazil in 2012. Operating expenses for the Eirik Raude also increased by $12.2 million in 2013, mainly due to a more extensive maintenance program. The total increase of operating expenses was partly offset by a significant decrease of $21.6 million in operating expenses relating to the Leiv Eiriksson, due to the rig's mobilization and upgrades that took place during the first six months of 2013 and a slight decrease in the operating expenses relating to the Ocean Rig Poseidon of $3.4 million.

Depreciation and amortization expense

Depreciation and amortization expense for the drilling units decreased by $2.5 million, or 2.3%, to $109.0 million for the six-month period ended June 30, 2013, as compared to $111.5 million for the six-month period ended June 30, 2012. The decrease in depreciation and amortization expense was mainly attributable to the decreased depreciation of the Ocean Rig Corcovado and the Eirik Raude amounting to $4.0 million in aggregate, which was partly offset by the increase in depreciation expense of $1.5 million in aggregate related to the depreciation of the Ocean Rig Mykonos and the Leiv Eiriksson.  The depreciation expense charged for the Ocean Rig Poseidon and the Ocean Rig Olympia remained approximately the same for the six-month period ended June 30, 2013, as compared to the corresponding period in 2012.

General and administrative expenses

General and administrative expenses increased by $6.1 million, or 15.4%, to $46.1 million for the six-month period ended June 30, 2013, as compared to $39.9 million for the six-month period ended June 30, 2012, due to the increased cost for the operation of the offices in Brazil and Angola and the increased consultancy fees.

Gain on disposals

Gain on asset sales amounted to $0.04 million for the six-month period ended June 30, 2012. No assets sales occured in the relevant period in 2013.

Legal settlements

For the Offshore drilling segment, a loss of $6.0 million was realized for the six-month period ended June 30, 2013, as compared to a loss of $6.4 million during the six-month period ended June 30, 2012. The amount of $6.4 million (loss) in legal settlements for 2012 is mainly related to a claim settlement related to import/export taxes duties in Angola that was settled during 2012. The amount of $6.0 million (loss) in legal settlements for 2013 is mainly related to a claim settlement related to revenue under dispute of the operation of the Ocean Rig Corcovado in Greenland during 2011.

Interest and finance costs

Interest and finance costs increased by $7.7 million, or 13.4%, to $64.8 million for the six-month period ended June 30, 2013, as compared to $57.2 million for the six-month period ended June 30, 2012. The increase is mainly associated with a higher level of debt during the six-month period ended June 30, 2013, a higher average interest rate mainly attributed to the issuance of the senior secured notes during September 2012 and higher bank charges and commitment fees for the new syndicated loan, as compared to the corresponding period of 2012.

Interest income

Interest income increased by $2.8 million, or 842.8%, to $3.1 million for the six-month period ended June 30, 2013, compared to $0.3 million for the six-month period ended June 30, 2012. The increase was mainly due to an increased average cash balance and higher interest rates on our deposits during 2013, as compared to 2012.

(Loss)/gain on interest rate swaps

For the six-month period ended June 30, 2013, we incurred gains on interest rate swaps of $19.9 million, as compared to losses of $10.9 million for the six-month period ended June 30, 2012, amounting to an increase by $30.8 or  281.6%. The gain for the six-month period ended June 30, 2013, was mainly due to mark to market gains of outstanding swap positions.

Other, net

Other, net increased by $2.2 million, or 112.5% to a gain of $4.1 million for the six-month period ended June 30, 2013, compared to a gain of $1.9 million for the six-month period ended June 30, 2012. The increase is mainly due to foreign currency exchange rate differences.

Income taxes

Income taxes increased by $2.9 million, or 13.6%, to $24.6 million for the six-month period ended June 30, 2013, compared to $21.6 million for the six-month period ended June 30, 2012. As our drilling units operate around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which we operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Liquidity

As of June 30, 2013, we had $198.2 million of cash and cash equivalents and $140.2 million of restricted cash mainly related to: (i) bank deposits which are blocked or pledged as cash collateral; and (ii) required minimum cash and cash equivalents (or "minimum liquidity").

Our cash and cash equivalents decreased by $119.2 million, or 37.6%, to $198.2 million as of June 30, 2013, compared to $317.4 million as of December 31, 2012, and our restricted cash decreased by $52.5 million, or 27.2%, to $140.2 million as of June 30, 2013, compared to $192.7 million as of December 31, 2012.  The decrease in our cash and cash equivalents was mainly due to loan repayments amounting to $88.3 million, drilling rigs, drillships machinery, equipment and other improvements amounting to $77.7million and advances for rigs under construction amounting to $83.8 million. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital surplus amounted to $140.7 million as of June 30, 2013, compared to a working capital surplus of $91.5 million as of December 31, 2012.  We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds from future debt or equity issuances.

As of June 30, 2013, we had total indebtedness of $2.8 billion under our credit facilities and our secured and unsecured senior notes, excluding unamortized deferred financing costs.  As of June 30, 2013, we were in compliance with all covenants under our debt agreements.

As of June 30, 2013, we had $1.6 billion of remaining installment payments under our drillship newbuilding contracts relating to our four newbuilding drillships. The Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, three of our four newbuilding drillships scheduled for delivery in August 2013, November 2013 and December 2013, respectively, are secured by the $1.35 billion syndicated secured term loan facility signed on February 2013. We may finance the fourth newbuilding with additional loan or equity contributions.

Please refer to the discussion of long-term debt as detailed in Note 9 of the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F (File No. 001-35298) for the year ended December 31, 2012, filed with the Commission on March 22, 2013.

Cash flow

Net cash provided by operating activities was $94.8 million for the six-month period ended June 30, 2013. For the six-month period ended June 30, 2013, net income was adjusted for the effects of certain non-cash items including $109.0 million of depreciation and amortization of deferred financing costs. In addition, for the six-month period ended June 30, 2013, net income was also adjusted for the effects of non-cash items, such as the gain in the change in fair value of derivatives of $39.7 million. Net cash provided by operating activities was $115.8 million for the six-month period ended June 30, 2012.

Net cash used in investing activities was $109.1 million for the six-month period ended June 30, 2013, compared to $78.3 million used in investing activities for the six month period ended June 30, 2012. We made expenditures related to drillships under construction, drilling rigs, drillships, machinery, equipment and other improvements of approximately $161.6 million for the six-month period ended June 30, 2013, compared to $87.2 million in the corresponding period of 2012. The decrease in restricted cash was $52.5 million during the six-month period ended June 30, 2013, compared to a decrease of $8.9 million in the corresponding period of 2012.

Net cash used in financing activities was $104.9 million for the six-month period ended June 30, 2013, consisting of repayments of credit facilities amounting to $88.3 million and payments of financing fees amounting to $22.4 million that were partly offset by a refund of financing fees amounting to $5.9 million. This compares to net cash used in financing activities of $97.2 million for the six-month period ended June 30, 2012, consisting of repayments of credit facilities and payments of financing costs.

Financing activities

Long-term debt

As of June 30, 2013, the Company was in compliance with the covenants in its debt agreements.

As of June 30, 2013, we had a total of $2.8 billion in debt outstanding (net of deferred financing fees) under our credit facilities with various institutions and other debt agreements. The table below reflects the classification of certain debt repayments scheduled to be due after June 30, 2013, as payable by such date indicated below taking also into consideration the repayment schedule of the new Term Loans discussed below.

Twelve months ending:	Total (in thousands)

June 30, 2014	$13,500
June 30, 2015	18,000
June 30, 2016	518,000
June 30, 2017	812,063
June 30, 2018	809,750
June 30, 2019 and thereafter	647,855

Total principal payments	2,819,168

Less: Deferred financing costs	(47,802)

Total debt	$2,771,366

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Recent developments

On July 10, 2013, the Company entered into a drilling contract with Total E&P Angola for a five-well program or a minimum of 275 days for its ultra deepwater drillship Ocean Rig Skyros for drilling offshore West Africa. The Ocean Rig Skyros is expected to commence this contract upon delivery from the shipyard in November 2013.

On July 12, 2013, the Company, through its wholly-owned subsidiaries, Drillships Financing Holding Inc. ("DFHI") and Drillships Projects Inc., entered into a $1.8 billion senior secured term loan facility (the "Credit Agreement"), comprised of tranche B-1 term loans in an aggregate principal amount equal to $975.0 million and tranche B-2 term loans in an aggregate principal amount equal to $825.0 million (the "Term Loans"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances, and the third quarter of 2016.

On July 19, 2013, the Company received a Letter of Award for its ultra deepwater drillship Ocean Rig Skyros, from a major oil company. The Letter of Award is for a six-year contract for drilling offshore West Africa. The contract is expected to commence in direct continuation of the previous contract of the Ocean Rig Skyros with Total E&P Angola before the first quarter of 2015.

On July 26, 2013, the Company, through its wholly-owned subsidiaries, DFHI and Drillships Projects Inc. entered into an incremental amendment to the $1.8 billion senior term loan facility described above, as of July 12, 2013, for additional tranche B-1 term loans in an aggregate principal amount equal to $100.0 million.

On July 30, 2013, the Company signed definitive documentation with Total E&P Congo, following the previously announced Letter of Award, for its ultra deepwater drillship Ocean Rig Apollo. The contract is for a three-year drilling campaign offshore West Africa and is expected to commence in the first quarter of 2015.

Supplemental Information

Drill Rigs Holdings Inc. and its Operating Subsidiaries

Selected historical consolidated financial information and other data:

The following table sets forth certain financial and other data of Drill Rigs Holdings Inc., our wholly-owned subsidiary and the issuer of $800.0 million aggregate principal amount of 6.50% senior secured notes due 2017 (the "Senior Secured Notes") and each of  its subsidiaries, that is a guarantor of  the Senior Secured Notes (collectively "Drill Rigs Holdings"), at the dates and for the periods indicated, which are derived from the unaudited financial statements of Drill Rigs Holdings on a consolidated basis and were prepared by us for use in connection with certain reporting requirements set forth in the indenture governing the 6.5% Senior Secured Notes.

	Year Ended December 31, 2012		Six Months Ended June 30, 2013
(Dollars in thousands)
Total revenue	$		$169,121
EBITDA			83,858
Total assets		1,271,829	1,502,746
Total debt, net of financing fees		(781,001)	782,698
Shareholders equity		(337,086)	538,470
Total cash and cash equivalents		62,429	154,067
Capital expenditures		$(27,908)	$(69,465)

EBITDA reconciliation:

EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drill Rigs Holdings measures its operations and efficiency. EBITDA is also presented herein because Drill Rigs Holdings believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(Dollars in thousands)	Six Months Ended June 30,
	2012	2013
Net income/ (loss)	$7,034	29,829
Add: Net interest expense	13,274	16,214
Add: Depreciation and amortization	37,406	35,044
Add: Income taxes	1,470	2,771
EBITDA	$59,184	83,858

Drillships Financing Holding Inc. and its Operating Subsidiaries

The following table sets forth certain financial and other data of Drillships Financing Holding Inc., our wholly-owned subsidiary and a borrower under the Credit Agreement (as defined above under "—Recent Developments" and each of its subsidiaries that is a guarantor under the Credit Agreement (collectively, "Drillships Financing Holding"), at the dates and for the periods indicated, which is derived from unaudited financial statements of Drillships Financing Holding on a consolidated basis and was prepared for us for use in connection with certain reporting requirements set forth in the Credit Agreement.

Summary consolidated historical financial and other data

	Year Ended December 31, 2012	Six Months Ended June 30, 2013
(Dollars in thousands)
Total revenue		$307,170
EBITDA		178,060
Total assets	3,635,059	3,545,905
Total debt, net of financing fees	(1,580,705)	1,495,887
Shareholders equity	(1,859,692)	1,861,642
Total cash and cash equivalents	8,259	22,065
Capital expenditures	$(55,753)	$(1,706,936)

EBITDA reconciliation

EBITDA represents net income before interest, taxes, depreciation and amortization.  EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP") and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which Drillships Financing Holding measures its operations and efficiency. EBITDA is also presented herein because Drillships Financing Holding believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

(Dollars in thousands)	Six Months Ended June 30,
	2012	2013
Net income/ (loss)	$(2,835)	65,642
Add: Net interest expense	40,024	23,068
Add: Depreciation and amortization	73,324	73,326
Add: Income taxes	17,675	16,024
EBITDA	$128,188	178,060

Adjustments to the calculation of Consolidated Net Income under the Credit Agreement

         There have been no adjustments to the calculation of consolidated net income in connection with drydock, shipyard stay and special survey expenses for the rigs of Drillships Financing Holding.

Significant Accounting Policies

A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report Form 20-F (File No. 001-35298) for the year ended December 31, 2012 filed with the Commission on March 22, 2013.  There have been no material changes to these policies in the six-month period ended June 30, 2013.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this document, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:

●	future operating or financial results;
●
the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new rigs on the market and effects of declines in commodity prices and downturn in global economy on market outlook for our various geographical operating sectors and classes of rigs;

●
hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

●
customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

●
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

●	repudiation, nullification, modification or renegotiation of contracts;
●	limitations on insurance coverage, such as war risk coverage, in certain areas;
●	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;
● ●	the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations;
●	import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions;
●	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;
●	the level of expected capital expenditures and the timing and cost of completion of capital projects;
●	our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;
●
factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

●	the effects of accounting changes and adoption of accounting policies; and
●	recruitment and retention of personnel.

We caution readers of this document not to place undue reliance on these forward-looking statements, which speak only as of their dates.

OCEAN RIG UDW INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

OCEAN RIG UDW INC.
Consolidated Balance Sheets
As of December 31, 2012 and June 30, 2013 (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31, 2012		June 30, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$317,366		$198,200
Restricted cash	37,321		8,628
Trade accounts receivable, net of allowance for doubtful receivables of $14,685 and $8,685 at December 2012 and June 30, 2013, respectively	148,808		199,578
Other current assets (Note 4)	93,639		112,731
Total current assets	597,134		519,137

FIXED ASSETS, NET:
Advances for drillships under construction and related costs (Note 5)	992,825		1,076,644
Drilling rigs, drillships, machinery and equipment, net (Note 6)	4,399,462		4,376,447
Total fixed assets, net	5,392,287		5,453,091

OTHER NON-CURRENT ASSETS:
Restricted cash	155,374		131,557
Financial instruments (Note 9)	935		18,758
Intangible assets, net	7,619		6,897
Other non-current assets (Note 7)	71,765		103,400
Total non-current assets, net	235,693		260,612
Total assets	$6,225,114		$6,232,840

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred finance costs (Note 8)	$169,780		$13,271
Accounts payable and other current liabilities	69,827		80,486
Accrued liabilities	156,886		163,173
Deferred revenue	69,635		86,866
Financial instruments (Note 9)	39,537		34,648
Total current liabilities	505,665		378,444

NON-CURRENT LIABILITIES
Long term debt, net of current portion and deferred financing costs (Note 8)	2,683,630		2,758,095
Financial instruments (Note 9)	38,087		21,146
Deferred revenue	71,815		100,886
Pensions	4,057		300
Other non-current liabilities	13,345		15,539
Total non-current liabilities	2,810,934		2,895,966

COMMITMENTS AND CONTINGENCIES (Note 14)		-		-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2012 and June 30, 2013, nil issued and outstanding at December 31, 2012 and June 30, 2013		-		-
Common stock, $0.01 par value; 1,000,000,000 shares authorized, at December 31, 2012 and June 30, 2013, 131,725,128 issued and outstanding at December 31, 2012 and June 30, 2013 (Note 10)	1,317		1,317
Additional paid-in capital	3,489,018		3,489,609
Accumulated other comprehensive loss	(27,825)		(23,639)
Accumulated deficit	(553,995)		(508,857)
Total stockholders' equity	2,908,515		2,958,430
Total liabilities and stockholders' equity	$6,225,114		$6,232,840

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2012 and 2013
 (Expressed in thousands of U.S. Dollars - except for share and per share data)

	Six-month period ended June 30,
	2012	2013
REVENUES:
Service revenue , net	$426,490	$506,279
Total Revenues	426,490	506,279

EXPENSES:
Drilling rigs and drillships operating expenses	230,392	237,740
Depreciation and amortization	111,486	108,967
General and administrative expenses	39,928	46,068
Gain on disposals	(43)	-
Legal settlements and other, net (Note 14)	6,394	6,000
Operating income	38,333	107,504

OTHER INCOME / (EXPENSES):
Interest and finance costs (includes ($6,544) accumulated other comprehensive reclassifications in 2012 for losses on previously designated cash flow hedges) (Note 12)	(57,152)	(64,819)
Interest income	327	3,083
(Loss)/gain on interest rate swaps (Note 9)	(10,940)	19,871
Other, net	1,917	4,074
Total other expenses, net	(65,848)	(37,791)

INCOME / (LOSS) BEFORE INCOME TAXES	(27,515)	69,713
Income taxes (Note 11)	(21,628)	(24,575)

NET INCOME / (LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC.	$(49,143)	$45,138

NET INCOME / (LOSS) ATTRIBUTABLE TO OCEAN RIG UDW INC. COMMON STOCKHOLDERS (Note 13)	$(49,143)	$45,098

EARNINGS/ (LOSS) PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS , BASIC AND DILUTED (Note 13)	$(0.37)	$0.34
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 13)	131,696,928	131,705,782

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss)
For the six-month periods ended June 30, 2012 and 2013
 (Expressed in thousands of U.S. Dollars)

	Six-month period ended June 30,
	2012	2013
Net income / (loss)	$(49,143)	$45,138

Other comprehensive income / (loss):
Reclassification of losses on previously designated cash flow hedges to interest and finance costs	6,544	-
Reclassification of losses on previously designated cash flow hedges associated with capitalized interest to depreciation and amortization	517	518
Actuarial gains	101	3,668
Total other comprehensive income	7,162	4,186

Total comprehensive income / (loss)	$(41,981)	$49,324

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2012 and 2013
 (Expressed in thousands of U.S. Dollars)

	Six-month period ended June 30,
	2012	2013
Net Cash Provided by Operating Activities	115,840	94,758

Cash Flows from Investing Activities:
Advances for drillships under construction	(25,493)	(83,819)
Drilling rigs, drillships machinery, equipment and other improvements	(61,710)	(77,749)
Decrease in restricted cash	8,872	52,510
Net Cash Used in Investing Activities	(78,331)	(109,058)
Cash Flows from Financing Activities:
Principal payments and repayments of short/long-term debt	(95,833)	(88,333)
Payment of financing costs, net	(1,396)	(16,533)
Net Cash used in Financing Activities	(97,229)	(104,866)
Net decrease in cash and cash equivalents	(59,720)	(119,166)
Cash and cash equivalents at beginning of period	250,878	317,366
Cash and cash equivalents at end of period	$191,158	$198,200

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.  Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Ocean Rig UDW Inc., its subsidiaries and consolidated Variable Interest Entities ("VIEs") (collectively, the "Company," "Ocean Rig UDW" or "Group"). Ocean Rig UDW was formed on December 10, 2007, under the laws of the Republic of the Marshall Islands under the name Primelead Shareholders Inc. The Company was established by DryShips Inc. ("DryShips" or "the Parent") for the purpose of being the holding company of its drilling segment. DryShips is currently impacted by the prolonged downturn in the drybulk charter market. The Company, in the preparation of its consolidated financial statements, has considered its relationship to its Parent and any impact its Parent's financial condition might have on its own consolidated financial statements. Based on its assessment, the Company has concluded that there is no impact on the basis of preparation of its consolidated financial statements.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

Prior period amounts related to consultancy fees have been reclassified in the Statement of operations from "Interest and finance costs" to "General and administrative expenses" in order to conform to the current year presentation.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2013, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2013.

2. Significant Accounting Policies:

Described below are the accounting standards that were adopted in the first six months of 2013. A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013 (the "Consolidated Financial Statements for the year ended December 31, 2012"). There have been no material changes to these policies in the six-month period ended June 30, 2013.

Comprehensive Income- Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income
Within the period the Company adopted the requirements of ASU 2013-02, "Comprehensive Income (Topic 220) - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income". The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties:

Global Services Agreement: On December 1, 2010, DryShips entered into a Global Services Agreement (effective December 21, 2010) with Cardiff Marine Inc. (Cardiff), a company controlled by the Chairman, President and Chief Executive Officer of the Company and DryShips, Mr. George Economou, pursuant to which DryShips engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provided consulting services related to the identification, sourcing, negotiation and arrangement of new employment for offshore assets of the Company and its subsidiaries; and (ii) identified, sourced, negotiated and arranged the sale or purchase of the offshore assets of the Company and its subsidiaries. In consideration of such services, DryShips paid Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. Costs from the Global Services Agreement were expensed in the unaudited interim condensed consolidated statements of operations or capitalized as a component of "Advances for drillships under construction" being a directly attributable cost to the construction, as applicable, and as a shareholders' contribution to capital ("Additional paid-in capital"). For the six-month period ended June 30, 2012, total fees of $2,815 were charged by Cardiff under the Global Services Agreement relating to employment arrangements and are included in "Service revenue, net" in the unaudited interim condensed consolidated statement of operations.

Effective January 1, 2013, DryShips terminated the Global Services Agreement with Cardiff. The Global Services Agreement has been replaced by the New Global Services Agreement, effective as of January 1, 2013, between Ocean Rig Management Inc. ("Ocean Rig Management"), a wholly-owned subsidiary of Ocean Rig UDW and Cardiff Drilling Inc. (formerly known as Cardiff Oil & Gas Management), a company controlled by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou, with the same terms and conditions as in the previous Global Services Agreement between DryShips and Cardiff, except that under the New Global Services Agreement, the Company is obligated to pay directly the fees of 1.0% in consideration of employment arrangements under the agreement and 0.75% in consideration of purchase and sale activities under the agreement, whereas under the Global Services Agreement, those fees were paid by DryShips. For the six-month period ended June 30, 2013, the Company incurred a cost of $4,198 under Global Services Agreement related to employment arrangements which are included in "Service revenue, net" in the unaudited interim condensed consolidated statement of operations.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010, between DryShips and Vivid Finance Limited ("Vivid"), a company controlled by the Chairman, President and Chief Executive Officer of the Company and DryShips, Mr. George Economou, pursuant to which Vivid acts as a consultant on financing matters for DryShips and its affiliates, Vivid provided the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and (iii) the raising of equity or debt in the capital markets. In exchange for its services in respect of the Company, Vivid was entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by DryShips after providing written notice to Vivid at least 30 days prior to the actual termination date. The Company did not pay for services provided in accordance with this agreement, DryShips paid for such services. Accordingly, these expenses were recorded in the consolidated statement of operations (or as otherwise required by US GAAP) and as a shareholders contribution to capital ("Additional paid-in capital"). For the six-month period ended June 30, 2012, total charges from Vivid under the agreement amounted to $5,802, relating to renegotiations of the existing debt agreements with the financial institutions described in Note 8 below and are included in "General and administrative expenses" in the unaudited interim condensed consolidated statement of operations.

 Effective January 1, 2013, Ocean Rig Management entered into a new consultancy agreement with Vivid, on the same terms and conditions as the consultancy agreement, dated as of September 1, 2010, between DryShips and Vivid, except that under the new agreement, the Company is obligated to pay directly the fee of 0.20% to Vivid on the total transaction amount in consideration of the services provided, whereas under the consultancy agreement between DryShips and Vivid, this fee was paid by DryShips. For the six-month period ended June 30, 2013, total charges from Vivid under the agreement amounted to $5,738and are included in "General and administrative expenses" in the unaudited interim condensed consolidated statement of operations.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.  Transactions with Related Parties-(continued):

In connection with Ocean Rig Management's entry into the new consultancy agreement described above, the consultancy agreement between DryShips and Vivid was amended, effective as of January 1, 2013, to limit the scope of the services provided under the agreement to DryShips and its subsidiaries or affiliates, except for Ocean Rig UDW and its subsidiaries.

Basset Holdings Inc.: Under the consultancy agreement effective from June 1, 2012, between Ocean Rig UDW and Basset Holdings Inc. ("Basset"), a related party entity incorporated in the Republic of Marshall Islands, Basset provides consultancy services relating to the services of Anthony Kandylidis in his capacity as Executive Vice-President of Ocean Rig UDW. The annual remuneration to be awarded to Basset under the consultancy agreement is Euro 0.9 million ($1.2 million based on the Euro/U.S. Dollar exchange rate as of June 30, 2013). For the six month period ended June 30, 2012, the Company incurred costs of $1,983, including sign on bonus of Euro 1.5 million ($1.9million based on the exchange rate as of June 30, 2012) related to this agreement. For the six-month period ended June 30, 2013, the Company incurred costs of $566 related to this agreement which are included in "General and administrative expenses" in the unaudited interim condensed consolidated statement of operations.

Private offering: In April 2012, companies affiliated with the Company's Chairman, President and Chief Executive Officer, George Economou, purchased a total of 2,185,000 common shares of the Company in the public offering of the Company's common shares by DryShips that was completed on April 17, 2012.

4.  Other Current Assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2012	June 30, 2013
Inventories	$13,727	$9,033
Deferred mobilization expenses	46,407	60,801
Prepayments and advances	14,789	28,580
Swap cash collateral	8,000	8,000
Other	10,716	6,317
Total	$93,639	$112,731

5.  Advances for drillships under construction and related costs:

The amounts shown in the accompanying consolidated balance sheets include milestone payments under the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2012.

The movement of the account during the six month period ended June 30, 2013 was as follows:

Balance, December 31, 2012	$992,825
Capitalized costs	83,819
Balance, June 30, 2013	$1,076,644

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.  Drilling rigs, drillships, machinery and equipment, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$4,968,397	$(568,935)	$4,399,462
Additions	84,713	-	84,713
Depreciation	-	(107,728)	(107,728)
Balance June 30, 2013	$5,053,110	$(676,663)	$4,376,447

As of June 30, 2013, all of the Company's operating drilling rigs and drillships have been pledged as collateral to secure the Company's 6.50% senior secured notes due 2017 and bank loans discussed in Note 8.

7.   Other non-current assets

The amount of other non-current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2012	June 30, 2013

Deferred mobilization expenses	$53,615	$69,451
Deferred finance costs	-	22,723
Other	18,150	11,226
Total	$71,765	$103,400

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.   Long-term Debt:

	December 31, 2012	June 30, 2013
Term loans/Credit facilities	$1,607,500	$1,519,168
9.5% Senior Unsecured Notes	500,000	500,000
6.5% Senior Secured Notes	800,000	800,000
Less: Deferred financing costs	(54,090)	(47,802)
Total debt	2,853,410	2,771,366
Less: Current portion	(169,780)	(13,271)
Long-term portion	$2,683,630	$2,758.095

9.5% Senior Unsecured Notes due 2016
On April 27, 2011, the Company issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "Senior Unsecured Notes") offered in a private placement, resulting in net proceeds of approximately $487,500. The Senior Unsecured Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Senior Unsecured Notes are not guaranteed by any of the Company's subsidiaries. Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require the Company to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The contractual semi-annual coupon interest rate is 9.5% per year.

6.5% Senior Secured Notes due 2017
On September 20, 2012, the Company's wholly owned subsidiary Drill Rigs Holdings Inc. (the "Issuer"), issued $800,000 aggregate principal amount of 6.50% Senior Secured Notes due 2017 (the "Drill Rigs Senior Notes") offered in a private offering, resulting in net proceeds of approximately $781,965. The Company used a portion of the net proceeds of the notes to repay the full amount outstanding under its $1,040,000 senior secured credit facility as at September 20, 2012. The Drill Rigs Senior Notes are secured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of its existing and future unsecured senior indebtedness.

The Drill Rigs Senior Notes are fully and unconditionally guaranteed by the Company and certain of its existing and future subsidiaries (collectively, the "Issuer Subsidiary Guarantors" and, together with the Company, the "Guarantors").

Upon a change of control, which occurs if 50% or more of the Company's shares are acquired by any person or group other than DryShips or its affiliates, the Issuer will be required to make an offer to repurchase the Drill Rigs Senior Notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of repurchase. On or after October 1, 2015, the Issuer may, at its option, redeem all or a portion of the Drill Rigs Senior Notes, at one time or from time to time at 103.25% (from October 1, 2015 to September 30, 2016) or 100% (October 1, 2016 and thereafter) of the principal amount thereof, plus any accrued and unpaid interest thereon to the date of redemption.

The Drill Rigs Senior Notes and the Drill Rigs Senior Notes guarantees are secured, on a first priority basis, by a security interest in the Issuer's two semi-submersible offshore drilling rigs, the Leiv Eiriksson and the Eirik Raude, and certain other assets of the Issuer and the Issuer Subsidiary Guarantors, and by a pledge of the stock of the Issuer and the Issuer Subsidiary Guarantors, subject to certain exceptions. The contractual semi-annual coupon interest rate is 6.5% on the Drill Rigs Senior Notes.

Term Bank Loans/ Credit Facilities

The Company'soutstanding loan balance under its existing term bank loans/credit facilities as at June 30, 2013 (the "Existing bank loans" ), amounting to $1,519,168, is comprised of $852,500 under its two $495,000 credit facilities with Deutsche Bank Luxembourg SA as agent and $666,668 under its $800,000 secured term loan agreement with Nordea Finland Plc.  The bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between April 2016 and December 2020. Interest rates on the outstanding loans as at June 30, 2013, are based on LIBOR plus a margin, except for an amount of $430,556 from the credit facilities which is based on a fixed rate.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.  Long-term Debt - (continued):

On February 28, 2013, Drillships Ocean Ventures Inc., the Company's wholly-owned subsidiary, entered into a secured term loan facilities agreement with a syndicate of lenders and DNB Bank ASA, as facility agent and security agent, in the amount of $1.35 billion to partially finance the construction costs of the Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena. The facilities agreement is comprised of three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the commercial lenders, or the Commercial Facilities, three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by Eksportkreditt Norge AS, or the Eksportkreditt GIEK Facilities, and three term loan facilities of up to $150,000 each (one relating to each of the aforementioned seventh generation drillships) made available by the Export-Import Bank of Korea, or the Kexim Facilities.  All term loan facilities bear interest at LIBOR plus a margin and are repayable in quarterly installments, beginning three months after the delivery of each drillship . The Commercial Facilities mature five years after the first draw down date while the Eksportkreditt GIEK Facilities and KEXIM Facilites mature twelve years after the first draw down date or, at the lenders option, at the maturity date of the Commercial Facilities.  In connection with this loan, the Company paid $22.4 million as loan origination fees, which have been classified in other non-current assets.

Under the above agreement, the Company could only pay dividends or make other distributions in respect of its capital stock in an amount up to 50% of its net income of each previous financial year, provided in each case that the Company maintains minimum liquidity in an aggregate amount of not less of $200,000 million in cash and cash equivalents and restricted cash and maintain such level for the next 12 months following the date of the dividend payment.

In June 2013, the Company requested from Deutsche Bank Luxembourg SA and the lender accepted, to waive certain clauses of the loan agreements to amongst others, withdraw certain minimum cash requirements. Moreover, in June 2013, the Company requested from Nordea Finland Plc. its consent to reduce the notification days for the voluntary prepayment.

On July 12, 2013,  the Company, through its wholly-owned subsidiaries, Drillships Financing Holding Inc. ("DFHI") and Drillships Projects Inc., entered into a $1.8 billion senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975.0 million ("Tranche B-1 Term Loans") and tranche B-2 term loans in an aggregate principal amount equal to $825.0 million ("Tranche B-2 Term Loans" and, together with the Tranche B-1 Term Loans, the "Term Loans"), with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances, and the third quarter of 2016. The Term Loans are initially guaranteed by the Company and certain existing and future subsidiaries of DFHI and are secured by certain assets of, and by a pledge of the stock of, DFHI and the subsidiary guarantors. The net proceeds of the Term Loans were used by the Company to repay in full the then outstanding balances of the Existing bank loans, amounted to $1,519,168 in aggregate. In line with ASC 470-10-45 "Short-Term Obligations Expected to Be Refinanced" the Company has classified the outstanding balance of its bank loans as at June 30, 2013, in accordance with the terms of the Term loans. Unamortized balance of deferred finance fees associated with the repaid loans, amounted to approximately $23.3 million, was written off in the statement of operations upon the extinguishment of the related debt in July 2013. In addition, restricted cash of $131.6 million associated with the respective loans has been released upon the repayment. On July 26, 2013, Ocean Rig through its wholly-owned subsidiaries DFHI and Drillships Projects Incentered into an incremental amendment to the $1.8 billion senior term loan for additional tranche B-1 term loans in an aggregate principal amount of $100.0 million.

The Company's outstanding debt is secured by, among other things, first priority mortgages over the Company's operating and newbuilding drilling units, corporate guarantees, first priority assignments of all freights, earnings, insurances and requisition compensation relating to such drilling units and a pledge of the shares of capital stock of certain of the Company's subsidiaries. Certain of our debt instruments contain financial covenants, minimum coverage ratio requirements and minimum liquidity and working capital requirements, and restrict, without the bank's prior consent, the Company's ability to, among other things, pay dividends, change the management and ownership of its drillships, incur additional indebtedness, incur and create liens on its assets, and change in the general nature of the Company's business, and require that the Company maintain an established place of business in the United States or the United Kingdom.

Total interest incurred on long-term debt and amortization of debt issuance costs for the six-month periods ended June 30, 2012 and 2013, amounted to $68,889 and $85,378, respectively. These amounts, net of capitalized interest of $19,614and $31,215, for the six-month periods ended June 30, 2012 and 2013, respectively, are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statement of operations.

The Company's weighted average interest rates on the above bank loans and notes were 4.62% and 6.12%, for the six-month period ended June 30, 2012 and 2013, respectively.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.  Long-term Debt - (continued):

The annual principal payments required to be made after June 30, 2013, taking into consideration the repayment of the Company's bank loans (as discussed above) and the new Term loans discussed above are as follows:

June 30, 2014	$13,500
June 30, 2015	18,000
June 30, 2016	518,000
June 30, 2017	812,063
June 30, 2018	809,750
June 30, 2019 and thereafter	647,855
Total principal payments	2,819,168
Less: Deferred financing costs	(47,802)
Total debt	$2,771,366

9. Financial Instruments and Fair Value Measurements:

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. All of the Company's derivative transactions are entered into for risk management purposes.

As of June 30, 2013, the Company had outstanding 12 interest rate swap agreements of $2.6 billion notional amount, maturing from September 2013 through November 2017.

As of December 31, 2012 and June 30, 2013, security deposits of $8,000 were provided as security by the Company. The Company has deposited also cash collateral of $6,000 that is classified as current restricted cash. These amounts are expected to be released upon the delivery of Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena which is expected within the year.

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statements of Financial Position:

Derivatives not designated as Hedging Instruments	Balance Sheet Location	December 31, 2012 Fair value	June 30, 2013 Fair value
Interest rate swaps	Financial Instruments non-current assets	$935	$18,758
Interest rate swaps	Financial Instruments current liabilities	(39,537)	(34,648)
Interest rate swaps	Financial Instruments non-current liabilities	(38,087)	(21,146)
Total derivatives		$(76,689)	$(37,036)

During the six-month periods ended June 30, 2012 and 2013, the losses transferred from accumulated other comprehensive loss to the statement of operations were $7,061 and $518, respectively. The estimated net amount of existing losses at June 30, 2013, that will be reclassified into earnings within the next twelve months relating to previously designated cash flow hedges is $1,034.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.   Financial Instruments and Fair Value Measurements- (continued):

The effects of derivative instruments not designated or qualifying as hedging instruments on the unaudited interim condensed consolidated statements of operations is as follows:

		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Six-month period ended June 30, 2012	Six-month period ended June 30, 2013
Interest rate swaps	(Loss)/Gain on interest rate swaps, net	(10,940)	19,871
Total		$(10,940)	$19,871

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable, and accounts payable and other current liabilities reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The carrying value approximates the fair market value for floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The Senior Unsecured Notes and the Drill Rigs Senior Notes have a fixed rate and their estimated fair values are determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the countermarket). The fair value of the outstanding balance of the Deutsche Bank credit facilities which have a fixed rate is estimated through Level 2 inputs of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities. The estimated fair value of the above Senior Unsecured Notes, Drill Rigs Senior Notes and loans at June 30, 2013, is approximately $521,250, $799,000 and $467,893, respectively, compared to a carrying value, net of finance fees, of $492,782, $782,698 and $423,491, respectively.

The guidance for fair value measurement applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories.

Fair value measurements are classified based upon inputs used to develop the measurement under the following hierarchy:
Level 1--Quoted market prices in active markets for identical assets or liabilities.
Level 2--Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3--Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	June 30, 2013	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)

Recurring measurements:
Interest rate swaps - asset position	$18,758	$-	$18,758	$-
Interest rate swaps - liability position	(55,794)	-	(55,794)	-
Total	$(37,036)	$-	$(37,036)	$-

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Common Stock and Additional Paid-in Capital:

General

On December 6, 2011, the Company announced that its board of directors had approved a repurchase program for up to a total of $500,000 of the Company's common shares and 9.5% senior unsecured notes due 2016 (Note 8). The Company's common shares and unsecured notes may be purchased under the program from time to time through December 31, 2013. As of June 30, 2013, the Company had not purchased any common shares or unsecured notes under the program described above.

Restricted stock awards

On February 14, 2012, the Company's Compensation Committee approved the grant of 112,950 shares of non-vested common stock to officers and key employees of Ocean Rig, as a bonus for their services rendered during 2011. The shares vest over a period of three years.  The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $16.50 per share.

On March 21, 2012, the Company's Board of Directors approved the 2012 Equity Incentive Plan (the "Plan") and reserved a total of 2,000,000 common shares. Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

On May 15, 2012, Ocean Rig's Compensation Committee approved the grant of: a) 4,500 shares of non-vested common stock to an officer as an additional bonus for his services rendered during 2011 and b) 28,200 shares to new recruited employees as a sign-up stock bonus. The shares vest over a period of three years.  The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $15.92 per share.

 On December 5, 2012, 7,500 shares awarded to an officer of the Company. The fair value of the shares on the grant date was $15.75 and the shares vested in March 2013.

 As of December 31, 2012, 2,500 shares have vested, while 77,150 shares were forfeited due to employees' resignations.

On May 16, 2013, the Company's Compensation Committee approved the grant of 192,400 shares of non-vested common stock to the Company's employees. The shares vest over a period of three years. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig Shares on the grant date of $16.90 per share.

The movement during the six-month period ended June 30, 2013, is presented below:

	Number of non vested shares	Weighted average grant date fair value per non vested shares

Balance January 1, 2013	73,500	16.40
Granted	192,400	16.90
Vested	(12,500)	16.05
Balance June 30, 2013	253,400	16.80

As of December 31, 2012 and as of June 30, 2013, there was $633 and $3,256, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by the Company. That cost is expected to be recognized over a period of two years. For the six-month periods ended June 30, 2013, an amount of $591, representing stock based compensation expense was recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.  Income Tax

Ocean Rig operates through its various subsidiaries in a number of countries throughout the world. Income taxes have been provided based upon the tax laws and rates in the countries in which operations are conducted and income is earned. The countries in which Ocean Rig operates have taxation regimes with varying rates, as well different deductions, credits and other tax attributes. Consequently, there is not an expected relationship between the provision for/or benefit from income taxes and income or loss before income taxes.

12.  Interest and Finance Cost:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Six-month period ended June 30,
	2012	2013
Interest on long-term debt, including amortization of financing costs	$68,889	$85,378
Amortization of unrealized hedge reserve	6,544	-
Capitalized borrowing costs	(19,614)	(31,215)
Commitment fees, bank charges and other financial expenses	1,333	10,656
Total	$57,152	$64,819

13. Earnings/ (Loss) per share

	Six-month period ended June 30,
	2012			2013
	Income/ (loss) (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income/ (loss) (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net Income/(Loss)	$(49,143)	-	-	$45,138	-	-

Less: Allocation of undistributed earnings to non-vested stock	-	-	-	(40)	-	-

Basic and diluted EPS Income/ (loss) attributable to common stockholders	$(49,143)	131,696,928	$(0.37)	$45,098	131,705,782	0.34

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share for the six-month period ended June 30, 2013. For the six-month period ended June 30 2013 non-vested participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive.

Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculation for the six-month periods ended June 30, 2012.

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.   Commitments and Contingencies

14.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the offshore drilling business.

The Company has obtained insurance for the assessed market value of the rigs and the drillships. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable for include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company's results of operations and financial condition.

As part of the Company's normal course of operations, the Company's customer may disagree on amounts due to the Company under the provision of the contracts which are normally settled through negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

The Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Ocean Rig UDW's manager in Angola during this period made a legal claim for reimbursement of import/export duties for two export/importation events in the period 2002 to 2007 retroactively levied by the Angolan government. Agreement was reached between the parties to settle this claim for an amount of $6.1 million which was paid by the Company's relevant subsidiary on May 24, 2012, to the claimant, in full and final settlement of the London Court Proceedings. The Company recorded a charge of $6.4 million during the period ended June 30, 2012, which is included under "Legal settlements and other, net" in the consolidated statement of operations.

On May 10, 2013, Drillship Hydra Owners Inc., being the owning company of drilling unit Ocean Rig Corcovado, filed a claim against Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc with the High Court in London in connection with the loss of daily earnings and cost of repair for the blowout preventer of the Ocean Rig Corcovado in June and July 2011. In July 2013, the Company reached a commercial  agreement out of court with Capricorn Greenland Exploration 1 Limited and Cairn Energy Plc to receive a compensation amounting to $5.0 million and the parties are currently finalizing the terms of such settlement. In this respect, the Company recorded a charge of $6.0 million during the six month period ended June 30, 2013, which is included under "Legal settlements and other, net" in the consolidated statement of operations.

Except for the matters discussed above, the Company is not a party to any material litigation where claims or counterclaims have been filed against the Company other than routine legal proceedings incidental to its business.

14.2 Contractual Revenue:

Future minimum contractual revenue, based on drilling units committed to non-cancelable, contracts as of June 30, 2013, amount to$1,556,669 for twelve months ending June 30, 2014, $1,408,440 for twelve months ending June 30, 2015, $854,133 for the twelve months ending June 30, 2016 and $142,540for the twelve month ending June 30, 2017. These amounts do not include any assumed off-hire.

14.3 Purchase Obligations:

The following table sets forth the Company's contractual purchase obligations as of June 30, 2013.

	Within 1 year	Within 2 years	Total
Drillships shipbuilding contracts	$1,179,776	$387,100	$1,566,876
Total obligations	$1,179,776	$387,100	$1,566,876

OCEAN RIG UDW INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2013
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14.4 Rental Payments

The Company has operating leases mostly relating to premises, the most significant being its offices in Stavanger, Rio de Janeiro, Jersey and Aberdeen. As of June 30, 2013, the future obligations amount to $2,080for the twelve months ending June 30, 2014 and $901 for twelve months ending June 30, 2015 and $627 for the twelve months ending June 30, 2016, $273for the twelve months ending June 30, 2017, $236for the twelve months ending June 30, 2018 and $2,021 for the twelve months ending  June 30, 2019 and thereafter.

15.   Subsequent Events:

15.1  On July 10, 2013, the Company entered into a drilling contract with Total E&P Angola for a five-well program or a minimum of 275 days for its ultra deepwater drillship Ocean Rig Skyros for drilling offshore West Africa. The Ocean Rig Skyros is expected to commence this contract upon delivery from the shipyard in November 2013.

15.2  On July 12, 2013, the Company, through its wholly-owned subsidiaries, DFHI and Drillships Projects Inc., entered into a $1.8 billion senior secured term loan facility, comprised of tranche B-1 term loans in an aggregate principal amount equal to $975.0 million and tranche B-2 term loans in an aggregate principal amount equal to $825.0 million, with respective maturity dates in the first quarter of 2021, subject to adjustment to the third quarter of 2020 in certain circumstances, and the third quarter of 2016.

15.3  On July 19, 2013, the Company received a Letter of Award for its ultra deepwater drillship Ocean Rig Skyros, from a major oil company. The Letter of Award is for a 6 year contract for drilling offshore West Africa. The contract is expected to commence in direct continuation of the previous contract of the Ocean Rig Skyros with Total E&P Angola before the first quarter of 2015.

15.4  On July 26, 2013, the Company, through its wholly-owned subsidiaries, DFHI, and Drillships Projects Inc. entered into an incremental amendment to the $1.8 billion senior term loan facility, dated July 12, 2013, for additional tranche B-1  term loans in an aggregate principal amount equal to  $100.0 million.

15.5  On July 30, 2013, the Company signed definitive documentation with Total E&P Congo, following the previously announced Letter of Award, for its ultra deepwater drillship Ocean Rig Apollo. The contract is for a three-year drilling campaign offshore West Africa and is expected to commence in the first quarter of 2015.